WESTERN WIND ENERGY CORP.

632 FOSTER AVENUE	TELEPHONE: 604.839.4192
COQUITLAM, BC V3J 2L7	FACSIMILE: 604.939.1292
www.westernwindenergy.com

N E W S   R E L E A S E

October 24, 2007

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 26,044,809

FINAL PERMIT HURDLE CLEARED TO EXPAND WINDRIDGE GENERATING FACILITY AND PLAN OF DEVELOPMENT SUBMITTED TO BLM FOR EXPANSION OF THE MESA WIND GENERATING FACILITY

Western Wind Energy is the largest producing pure wind energy, publicly traded company (non-income trust) in North America. Western Wind Energy currently produces 34.5 MW of energy from over 500 wind turbine generators located in Southern California. Western Wind also has over 155 MW of expansion power sales agreements with the associated projects in the late stage of development. In addition, Western Wind Energy has a credible pipeline of over 1,300 MW of site locations in the State of California.

FEDERAL AVIATION AUTHORITY GRANTS PERMIT TO ERECT NEW WIND TURBINE GENERATORS TO A MAXIMUM HEIGHT OF 356 FEET

Western Wind Energy Corporation is pleased to announce that it has filed a final plan of development to expand the current Mesa Wind Generating Facility from 30 megawatts of production to 50 megawatts of production. The Plan of Development was submitted to the Bureau of Land Management with all the completed biological, archeological and cultural studies. All studies have indicated the expansion will cause no significant impact.

Further, Western Wind Energy Corporation is pleased to announce that it has received final clearance from the United States Federal Aviation Authority for the installation of new wind turbine generators, up to a maximum height of 356 feet. The Windridge Generating Facility is an existing generating facility owned 100% by Western Wind Energy Corporation and is fully permitted, fully zoned and fully operational. This final clearance by the FAA allows Western Wind Energy Corporation to order new wind turbine generators for installation at the end of 2008. Western Wind Energy will expand the current Mesa and Windridge Generation capacity from 34.5 megawatts to 62 megawatts, being 50 megawatts for Mesa and 12 megawatts for Windridge.

A delegation from Western Wind Energy will leave for Europe in early November to negotiate the delivery from a European wind turbine manufacturer of new wind turbine generators for delivery in the fourth quarter of 2008.

Mr. Ciachurski, CEO of Western Wind Energy states “We are pleased to expand our current California production fleet from 34.5 megawatts to 62 megawatts. Our production facilities encompass the highest energy yielding wind resource sites in North America with Mesa averaging a mean annual operating yearly average wind speed of 9.92 meters per second (22 miles per hour). California is the only jurisdiction in the world where a wind farm operator can extract cash flows from the project entity to the corporate parent.”

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi (Windridge) and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 154.5 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 26-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.